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                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                                FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                        Commission File Number: 333-08430-03

                 MEXICANA DE CANANEA, S.A. DE C.V.
                 ---------------------------------
      (Exact name of registrant as specified in its charter)

                   AVENIDA BAJA CALIFORNIA 200
                           COL. ROMA SUR
                        06760, MEXICO, D.F.
              -----------------------------------------
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

             8.25% SERIES A GUARANTEED SENIOR NOTES DUE 2008
             -----------------------------------------------
             9.25% SERIES B GUARANTEED SENIOR NOTES DUE 2028
             -----------------------------------------------
        (Title of each class of securities covered by this Form)

                                NONE
                           -------------
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)  / /        Rule 12h-3(b)(1)(i)  /X/
        Rule 12g-4(a)(1)(ii) / /        Rule 12h-3(b)(1)(ii) / /
        Rule 12g-4(a)(2)(i)  / /        Rule 12h-3(b)(2)(i)  / /
        Rule 12g-4(a)(2)(ii) / /        Rule 12h-3(b)(2)(ii) / /
                                        Rule 15d-6 --------  / /

Approximate number of holders of record as of the certification or notice date: There are approximately thirty six (36) holders of the 8.25% Series A Guaranteed Senior Notes due 2008 and the 9.25% Series B Guaranteed Senior Notes due 2028.

Pursuant to the requirements of the Securities Exchange Act of 1934, Mexicana de Cananea, S.A. de C.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  April 6, 2005

                            By: /s/ HECTOR NIETO CASTILLA
                                ------------------------------
                                Hector Nieto Castilla
                                Finance Director